

Mail Stop 4631

July 20, 2009

By U.S. Mail

Mark A. Kimball
Senior Vice President
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, MN 55442

Re: Select Comfort Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2009
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 19, 2009
File No. 000- 25121

Dear Mr. Kimball:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A Filed June 1, 2009

General

1. We read your response to prior comment one and reissue this comment. In this regard, we note that each report or statement from which you incorporate by reference must be filed as an annex to your proxy statement, rather than the particular section that you are incorporating by reference. Refer to Item 13(b)(2) of Schedule 14A. Further, we note that the information set forth in Annex F and Annex G does not include all information required by Item 13(a) of Schedule 14A. Please revise accordingly. Refer to Item 13(a) of Schedule 14A.

Unaudited Pro Forma Financial Information, page 40

2. We note that you have included an adjustment to exclude stock-based compensation from your historical operating results for each period presented. As it appears you intend to continue to issue stock-based compensation in the future, it is unclear why you have

included an adjustment to your pro forma income statement to remove stock-based compensation. As such, please tell us the guidance in Article 11 of Regulation S-X that allows for the exclusion of these expenses recognized in your historical financial statements.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, staff accountant, at (202) 551-3736 or Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or Andy Schoeffler, senior staff attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Marek, Esq. (Via Facsimile 612-607-7100)